

Mail Stop 7010

April 22, 2008

Mr. Carl d. Paschetag, Jr.
TRC Companies, Inc.
21 Griffin Road North
Windsor, Connecticut 06095

      RE: TRC Companies, Inc.
               Form 10-K for the fiscal year ended June 30, 2007
               Filed December 14, 2007
               File #1-9947

Dear Mr. Paschetag:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

                         Sincerely,

                         John Cash
                         Accounting Branch Chief